                                                                       EXHIBIT 2

                                AGREEMENT

      This Agreement is between The Chalone Wine Group, Ltd., a California corporation (the "Company"), Les Domaines Barons de Rothschild (Lafite) ("DBR") and SFI Intermediate Ltd., a Texas limited partnership ("SFI").

      On August 27, 2001, a special committee of the Company's Board of Directors approved a rights offering to the Company's shareholders. Under the terms of the rights offering, each shareholder will be given a pro rata right to buy shares of the Company's common stock at the price of $10.00 per share. The Company will offer a total of 1,500,000 shares of its common stock pursuant to the rights offering. The rights offering will permit shareholders to oversubscribe for shares which are not purchased through the exercise of the basic subscription right.

      The parties hereby agree (i) that DBR and SFI will each exercise all of the rights they will receive in the rights offering as shareholders of the Company and (ii) that, in the event not all shareholders exercise their rights pursuant to the rights offering, DBR and SFI will each oversubscribe (pro rata as between DBR and SFI) to the rights offering so that they will acquire all the shares offered to other holders of rights, to the extent those shares are not purchased through the exercise of rights or exercise by other persons of the oversubscription privilege in the rights.

      This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.


THE CHALONE WINE GROUP, LTD.              LES DOMAINES BARONS DE
                                          ROTHSCHILD (LAFITE)

By: /s/ THOMAS B. SELFRIDGE               By: /s/ BARON ERIC DE ROTHSCHILD
   --------------------------------          ---------------------------------
Its:  President and CEO                   Its: Chairman
Date: September 7, 2001                   Date: September 4, 2001



SFI INTERMEDIATE LTD.

By: /s/ PHYLLIS S. HOJEL
    ---------------------------
Its:  President
Date: September 5, 2001